September 25, 2025

Victoria Hay
Chief Financial Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 19, 2025
           File No. 333-288692
Dear Victoria Hay:

       We have conducted a limited review of your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 19, 2025 Cover Page

1. Please tell us how you determined that it was appropriate to register 300 million shares of your common stock pursuant to the equity purchase facility agreement.

2. We note your response to prior comment 1. Please revise the disclosure in the second paragraph of the cover page to clarify that the selling securityholders will sell the warrants at a fixed price of $460.00 until they are quoted on an exchange or trading market.
 September 25, 2025
Page 2

There can be no assurance we will be able to comply with the continued listing standards, page 25

3. We note the statements in your September 22, 2025 press release that "The Company expects to comply with both the minimum bid price requirement and the equity standard requirement within the time periods mandated by the Panel" and that "To address the equity standard, in June of 2025, the Company executed a $500 million equity line of credit, and a lender recently converted $15.5 million in debt to preferred equity and purchased an additional $1.1 million of preferred stock." Please tell us with specificity where you have disclosed in your amendment that: (1) the company expects to comply with both the minimum bid price requirement and the equity standard requirement within the time periods mandated by the Panel; and (2)
       a lender recently converted $15.5 million in debt to preferred equity and purchased an additional $1.1 million of preferred stock.
Management identified a material weakness in our internal control over financial reporting, page 31

4. Please update the disclosure about the disclosure controls and procedures as requested in the last sentence of prior comment 4.
       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Mitchell Nussbaum